UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2024

Commission File Number: 333-226308

COLOR STAR TECHNOLOGY CO., LTD.

(Translation of registrant’s name into English)

80 Broad Street, 5th Floor
New York, NY 10005
Tel: +1 (929) 317-2699
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Entry into a Material Agreement

Color Star Technology Co., Ltd. (the “Company”) entered into a certain note exchange agreement dated October 8, 2024 (the “Note Exchange Agreement”) with certain institutional investors (the “Purchasers”) that are party to a certain securities purchase agreement dated September 27, 2024 (the “SPA”) by and among the Company and the Purchasers.

Pursuant to the SPA, the Company sold to the Purchasers an initial tranche of senior secured convertible notes in the aggregate principal amount of approximately $7.6 million (the “Initial Notes”), having an original issue discount of 8%, a maturity date twelve months from the date of issuance, bearing an interest rate of 6% per annum, and convertible into Class A Ordinary Shares (the “Ordinary Shares”) of the Company, and accompanying Series A Warrants to purchase up to an aggregate of 2,853,118 Ordinary Shares, with an exercise price of $1.60 per Ordinary Share (the “Initial Warrants”). The Initial Notes are convertible into the Company’s Ordinary Shares at the holder’s option, after 45 days from the date of issuance, in whole or in part, until the Initial Note is fully converted, at the lower of (i) $1.60 (“Conversion Price”), or (ii) a price equal to 90% of the lowest VWAP of the Ordinary Shares during the ten (10)-trading day period immediately preceding the applicable conversion date (the “Alternate Conversion Price”).

Under the Note Exchange Agreement, the Purchasers agreed to deliver to the Company for cancellation and termination the Initial Notes previously issued by the Company to the Purchasers pursuant to the SPA. In exchange, the Company will issue to the Purchasers new convertible notes (the “New Notes”) with substantially all of the same terms of the Initial Notes, except that the New Notes shall become convertible into the Company’s Ordinary Shares at the holder’s option, immediately from the date of issuance, in whole or in part, until the New Notes are fully converted.

The issuance of the New Notes is exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”), and is made in reliance on, and in compliance with, Section 3(a)(9) of the Securities Act.

A copy of the Note Exchange Agreement and the New Note is included in this report on Form 6-K as Exhibits 99.1 and 99.2, respectively, and the foregoing description of the Note Exchange Agreement and New Note is qualified in its entirety by reference thereto.

This Form 6-K is hereby incorporated by reference into the registration statements of the Company on Form F-3 (Registration Number 333-2816868, filed on August 20, 2024), to the extent not superseded by documents or reports subsequently filed or furnished by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

Exhibit No.	Description
99.1	Form of Note Exchange Agreement
99.2	Form of New Note

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: October 8, 2024

COLOR STAR TECHNOLOGY CO., LTD.

By:	/s/ Louis Luo
Name:	Louis Luo
Title:	Chief Executive Officer

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